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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                CASMYN CORP. ("CMYN") NOW KNOWN AS ARIES        to Issuer (Check all applicable)
                                                VENTURES INC. ("ARVT")                          X   Director          X  10% Owner
  ZUCKER              MARK          S. (1)                                                     ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
28720 Canwood Street, Suite 207                                           APRIL 2000
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   ___Form filed by One Reporting Person
                                                                           (Month/Year)       _X_Form filed by More than One
  Agoura Hills    California         91301                                     N/A               Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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  Common Stock                       4/11/00     J(2)       34,019,870      D   See below (6)     0               I     By Anvil (7)
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  Common Stock                       4/11/00     J(2)          446,869(3)   A   See below (6)  446,869            I     By Anvil (7)
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  Common Stock                       4/11/00     J(2)          443,365(3,4) A   See below (6)  443,365            D         N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                (Print or Type Responses)                                            SEC 1474 (7-96)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
------------------
1,2,3,4,5,6,7 - See "EXPLANATION OF RESPONSES" on next page
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Warrants to Purchase                   $6.00        4/11/00   J(2)           446,869                 4/11/00  4/11/01
Common Stock
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Warrants to Purchase                   $6.00        4/11/00   J(2)           443,365                 4/11/00  4/11/01
Common Stock
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First Convertible                    See            4/11/00   J(2)            71,884                   See       See
Preferred Stock                      below (8)                                                      below (8)  below (8)
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First Convertible                    See            4/10/00   J(2)           84,130 (5)                See       See
Preferred Stock                      below (8)                                                      below (8)  below (8)
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First Convertible                    See            4/11/00   J(2)                      84,130 (5)
Preferred Stock                      below (8)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common               446,869            See       446,869            I        By Anvil (7)
Stock                                 below (6)
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Common               443,365            See       443,365            D        N/A
Stock                                 below (6)
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Common               See              See               0           N/A       N/A
Stock                below (8)        below (8)
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Common               See              See               0           N/A       N/A
Stock                below (8)        below (8)
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Common               See              See               0           N/A       N/A
Stock                below (8)        below (8)
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Explanation of Responses:

(1)  This is a joint filing being made by Mark S. Zucker on behalf of himself and Anvil Investment Partners, L.P., a Delaware limited partnership ("Anvil"). Mr. Zucker is the President of Anvil Investors, Inc., a Delaware corporation controlled by
     Mr. Zucker, which is the general partner of Anvil. Mr. Zucker is the designated filer for purposes of this filing. Anvil's address is c/o Aries Ventures Inc., 28720 Canwood Street, Suite 207, Agoura Hills, California 91301.
(2)  The securities were acquired pursuant to the terms of the Second Amended Plan of Reorganization (the "Plan of Reorganization")
     effective April 11, 2000 (the "Effecitve Date") with respect to Issuer's prior filing under Chapter 11 of the United States
     Bankruptcy Code. The Plan of Reorganization was approved by order of the United States Bankruptcy Court, Central District of
     California, San Fernando Valley Division, filed and entered on March 31, 2000.
(3)  Each of the Reporting Persons beneficially owned shares of the Issuer's preferred stock ("Preferred Stock") and/or shares of its common stock ("Common Stock") prior to the Effective Date of the Plan of Reorganization.  Pursuant to the terms of the
     Plan of Reorganization, each share of the Issuer's Preferred Stock outstanding immediately prior to the Effective Date was converted on the Effective Date into 5.27 shares of the Issuer's Common Stock (the "Conversion").  In addition, on the
     Effective Date, a 1 for 500 reverse split of Issuer's Common Stock was effected in accordance with the Plan of
     Reorganization (the "Reverse Split").  The number of shares of Common Stock listed as being acquired in these transactions reflects the Conversion and the Reverse Split.
(4)  These securities are held of record by Mr. Zucker and not by Anvil. Anvil disclaims having any beneficial interest in these securities. See also, Explanation 4 above.
(5)  These securities were, or are, as the case may be, held of record by Mr. Zucker and not by Anvil. Anvil disclaims having any beneficial interest in these securities. Also, in accordance with the terms of the Plan of Reorganizations, these securities were issued to Mr. Zucker pursuant to stock options exercised by him prior to the Effective Date. These securities then were converted into Common Stock in accordance with the terms of the Plan of Reorganization. See Explanations (2) and (3) above.
(6)  See Explanations (2) and (4) above.
(7)  The securities are held of record by Anvil. As a result of Mr. Zucker's position as President of Anvil Investors, Inc., which is the general partner of Anvil, Mr. Zucker could be deemed to be a beneficial owner of these shares.
(8)  Pursuant to the Plan of Reorganization, on the Effective Date, each share of First Convertible Preferred Stock was converted into 5.27 shares of Common Stock. Prior to the Conversion, the First Convertible Preferred Stock was convertible into Common
     Stock of Issuer. The conversion price was subject to adjustment under certain circumstances, certain of which required application of a complex formula, which varied according to date and trading volume. Accordingly, the amount of shares and prices were not subject to determination. No shares of First Convertible Preferred Stock currently are held by the Reporting
     Persons, since all such shares were converted into Common Stock pursuant to the Plan of Reorganization.

                                                               /s/ Mark S. Zucker                May 9, 2000
                                                            ---------------------------------   --------------
                                                             ** Signature of Reporting Person      Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.
         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.




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